SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

HC Innovations, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
40413G101
(CUSIP Number)
Nicholas Barham
Le Roccabella, 24 Avenue Princesse Grace
Monte-Carlo, MC 98000 Monaco
+33 643 916 999
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No.	40413G101	13D	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brahma Finance (BVI) Limited Not applicable — foreign entity

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		104,012,189

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		104,012,189

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,012,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.37%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	40413G101	13D	Page	3	of	7	Pages

Item 1.	Security and Issuer
     This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of HC Innovations, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10 Progress Drive, Suite 200, Shelton, Connecticut 06484.

Item 2.	Identity and Background
     Brahma Finance (BVI) Limited (“Brahma”) is a corporation organized under the laws of the British Virgin Islands. Brahma’s principal business is to act as an investment vehicle for its owner. The address of Brahma’s principal business and its principal office is Le Roccabella, 24 Avenue Princesse Grace, Monte-Carlo, MC 98000 Monaco. Brahma has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     The $600,000 consideration paid by Brahma to purchase the 60,000,000 shares of Common Stock came from Brahma’s personal funds. None of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock. The remaining shares of Common Stock beneficially owned by Brahma are shares that Brahma has the right to acquire within 60 days through the conversion of Notes or the exercise of Warrants, as described below. The funds required for such conversion or exercise will also come from Brahma’s personal funds.

Item 4.	Purpose of Transaction.
     Brahma, other Noteholders and the Issuer entered into a Securities Amendment and Purchase Agreement (the “Securities Amendment and Purchase Agreement”) dated December 23, 2008 pursuant to which the Noteholders (including Brahma) agreed to amend the Notes to provide for, among other matters, the extension of the maturity date. The Amended Notes were to mature on either (a) the earlier of (x) May 31, 2009, or (y) the closing date of a Qualifying Transaction; (b) in the event no Markman Group Transaction (as such term is defined in the Securities Amendment and Purchase Agreement) had closed by the earliest maturity date currently in effect of any of the Markman Group Notes, then the New Maturity Date would mean the same date as such earliest maturity date of any of the Markman Group Notes; or (c) in the event no Qualifying Transaction closed by May 31, 2009, then the New Maturity Date would become May 30, 2010, subject to the terms of the Securities Amendment and Purchase Agreement. The Securities Amendment and Purchase Agreement further provides that payment of the Amended Notes shall be secured by a first ranking security interest over all assets of the Issuer and its subsidiaries. The Amended Notes carry compounding interest of 1% per month payable at the New Maturity Date of the Amended Notes.
     The Securities Amendment and Purchase Agreement also provided that in the event that a Qualifying Transaction did not close by May 31, 2009, at any time after such date, the Holders may convert their Amended Notes plus accrued interest into the Issuer’s Common Stock at a conversion rate of $0.20 per share. The Amended Notes also provided for 100% warrant coverage of the face value of the Amended Notes, plus interest, exercisable at $0.30 per share (the “Warrants”). The Warrants are exercisable after May 31, 2009 (in the event a Qualifying Transaction did not close) for a period of five years. The Issuer agreed to seek

CUSIP No.	40413G101	13D	Page	4	of	7	Pages
shareholder approval for an increase in its authorized shares of Common Stock, sufficient to permit the exercise of the Warrants.
     A Qualifying Transaction did not close by May 31, 2009. Therefore, as of May 31, 2009, the Amended Notes held by Brahma in the principal amount of $3,780,317 (including accrued paid-in-kind interest through such date) became convertible at $0.20 per share into 18,901,585 shares of Common Stock, the New Maturity Date of the Amended Notes became May 31, 2010 and the Warrants issued to Brahma became exercisable into 11,956,438 shares of Common Stock at an exercise price of $0.30 per share.
     On August 4, 2009, the Issuer entered into two agreements with Brahma: (i) a Stock Purchase Agreement (the “Stock Purchase Agreement”); and (ii) a Standby Purchase Agreement (the “Standby Purchase Agreement” and, together with the Stock Purchase Agreement, the “Agreements”). Pursuant to the Agreements, the Issuer agreed to sell to Brahma and Brahma agreed to purchase from the Issuer, shares of Common Stock in two separate transactions.
     The first transaction, which was pursuant to the Stock Purchase Agreement and closed on August 4, 2009, included an initial purchase by Brahma of 60,000,000 shares of Common Stock at a purchase price of $0.01 per share (the “Initial Purchase”), for an aggregate purchase price of $600,000. Brahma’s Initial Purchase obligation was subject to satisfaction or waiver by Brahma of certain conditions precedent including, but not limited to, the following: (i) the Issuer entering into an amendment to the Line of Credit Agreement, dated March 12, 2009, extending the availability to December 31, 2009 of the line of credit previously granted to the Issuer by certain lenders named therein (including Brahma) in the maximum amount of $510,000; (ii) the Issuer and Brahma entering into the Standby Purchase Agreement; (iii) the undertaking by the Issuer’s Senior Secured Noteholders (the “Noteholders,” which includes Brahma) to convert all of the Amended Notes held by them pursuant to that certain Securities Amendment and Purchase Agreement dated December 23, 2008 into Common Stock at the adjusted conversion price provided for therein; and (iv) the undertaking of the Noteholders to transfer all of their New Warrants to Brahma. The actions detailed in (iii) and (iv) will take place as part of the second transaction described below. In addition, the Stock Purchase Agreement provides that the Issuer shall reconstitute its board of directors at five members, which shall include two designees of Brahma.
     The second transaction is pursuant to the Standby Purchase Agreement, whereby the Issuer agreed, by means of a rights offering (the “Rights Offering”), to offer to the existing holders of its Common Stock and holders of securities issued by the Issuer that are convertible into or exercisable or exchangeable for its Common Stock, an aggregate of 240,000,000 shares of Common Stock at a purchase price of $0.01 per share. Brahma agreed to provide a standby commitment to purchase, on the terms and conditions set forth in the Standby Purchase Agreement, all of the shares of Common Stock offered but not purchased pursuant to the Rights Offering. In consideration for its obligations under the Standby Purchase Agreement, Brahma will receive a fee of $600,000, payable by the issuance of further shares of Common Stock at a price of $0.01 per share.
     The transactions contemplated by the Standby Purchase Agreement have not closed as of the date of this filing. Brahma’s obligations under the Standby Purchase Agreement are subject to certain conditions precedent being met including, but are not limited to, the following: (i) approval by the Issuer’s shareholders of an increase in the Issuer’s authorized shares of Common Stock, (ii) the completion of the Rights Offering in accordance with the terms of the Standby Purchase Agreement; (iii) the Noteholders converting all of the Amended Notes and transferring all of the New Warrants as described above; (iv) the termination and repayment of all the outstanding debt by the Issuer in connection with the Line of Credit Agreement, dated March 12, 2009; and (v) each of the Noteholders having made certain investments in shares of Common Stock as therein set forth.

CUSIP No.	40413G101	13D	Page	5	of	7	Pages
     As a result of the issuance to Brahma of 60,000,000 shares of Common Stock pursuant to the Stock Purchase Agreement, the conversion price of the Amended Notes and the exercise price of the Warrants were adjusted. Therefore, as of August 4, 2009, the Amended Notes held by Brahma in the principal amount of $3,862,718 (including accrued paid-in-kind interest through such date) were convertible at $0.1205 per share into 32,055,751 shares of Common Stock and the Warrants held by Brahma were exercisable into 11,956,438 shares of Common Stock at an exercise price of $0.1626 per share.
     Except to the extent set forth above, or in any other Item hereof, Brahma does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
     (a)-(c) Based on the 99,713,172 shares of Common Stock outstanding as of August 4, 2009, as disclosed in the Issuer’s Form 8-K filed on August 10, 2009, Brahma may be deemed to beneficially own 104,012,189, or 72.37%, of the Issuer’s outstanding shares of Common Stock. Brahma has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares of Common Stock that Brahma may be deemed to beneficially own. Brahma’s purchase of 60,000,000 shares of Common Stock on August 4, 2009, described under Item 4, is Brahma’s only transaction in the Issuer’s Common Stock during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Brahma and the Issuer are parties to the Securities Amendment and Purchase Agreement, the Stock Purchase Agreement and Standby Purchase Agreement, each as described under Item 4.
     As part of the Securities Amendment and Purchase Agreement, the Noteholders (including Brahma) were also granted certain additional rights, including, but not limited to, the right to appoint two directors to the Issuer’s Board of Directors and to veto the appointment of any new Chief Financial Officer.
     Further, pursuant to certain provisions in the Securities Amendment and Purchase Agreement, the Issuer also entered into a Registration Rights Agreement to register the Common Stock underlying the securities issued to the Noteholders under the Securities Amendment and Purchase Agreement.
     As described under Item 4, it is a condition precedent to Brahma’s obligations under the Standby Purchase Agreement dated August 4, 2009, that Brahma and the other Noteholders convert all of the Amended Notes held by them pursuant to that certain Securities Amendment and Purchase Agreement dated December 23, 2008 into Common Stock at the adjusted conversion price provided for therein and to transfer all of their New Warrants to Brahma.
     Brahma, the Issuer and other lenders are parties to a Line of Credit Agreement dated March 12, 2009, as amended on May 28, 2009 and August 4, 2009. Pursuant to this agreement, if any amounts remain outstanding under the Line of Credit Agreement on or after the earlier of the consummation of transactions contemplated by the Standby Purchase Agreement and December 31, 2009, each lender (including Brahma) has the option to convert such outstanding amounts into shares of the Common Stock, par value $0.001, upon

CUSIP No.	40413G101	13D	Page	6	of	7	Pages
the same terms and subject to the same conditions applicable to Amended Notes as set forth in the Securities Amendment and Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits.
     Exhibit 24.1 — Durable General Power of Attorney from Brahma Finance (BVI) Limited to John M. Clapp, dated September 22, 2009.
     Exhibit 99.1 — Stock Purchase Agreement, dated August 4, 2009, by and between HC Innovations, Inc. and Brahma Finance (BVI) Limited (incorporated by reference to Exhibit 1.01 to the Form 8-K filed by HC Innovations, Inc. on August 10, 2009)
     Exhibit 99.2 — Standby Purchase Agreement, dated August 4, 2009, by and between HC Innovations, Inc. and Brahma Finance (BVI) Limited (incorporated by reference to Exhibit 1.02 to the Form 8-K filed by HC Innovations, Inc. on August 10, 2009)
     Exhibit 99.3 — Securities Amendment and Purchase Agreement, dated December 23, 2008, by and among HC Innovations, Inc. and the Noteholders listed therein (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by HC Innovations, Inc. on August 14, 2009)
     Exhibit 99.4 — Registration Rights Agreement, dated December 23, 2008, by and among HC Innovations, Inc., the Subsidiary Guarantors named therein and the Noteholders listed therein (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by HC Innovations, Inc. on August 14, 2009)
     Exhibit 99.5 — Line of Credit Agreement, dated March 12, 2009, by and among HC Innovations, Inc., The Kenneth D. Lamé Living Trust, Welwyn Management Company and Brahma Finance (BVI) Limited (incorporated by reference to Exhibit 10.6 to the Form 10-Q filed by HC Innovations, Inc. on August 14, 2009)
     Exhibit 99.6 — Amendment No. 1 to Line of Credit Agreement, dated May 28, 2009 by and among HC Innovations, Inc., The Kenneth D. Lamé Living Trust, Welwyn Management Company and Brahma Finance (BVI) Limited (incorporated by reference to Exhibit 1.01 to the Form 8-K filed by HC Innovations, Inc. on June 1, 2009)
     Exhibit 99.7 — Amendment No. 2 to Line of Credit Agreement, dated August 4, 2009 by and among HC Innovations, Inc., The Kenneth D. Lamé Living Trust, Welwyn Management Company and Brahma Finance (BVI) Limited (incorporated by reference to Exhibit 1.03 to the Form 8-K filed by HC Innovations, Inc. on August 10, 2009)

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2009	BRAHMA FINANCE (BVI) LIMITED
/s/ John M. Clapp
John M. Clapp, Attorney-In-Fact